SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 23, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant's name)

404-1688 152nd Street
South Surrey, BC  V4A 4N2
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ✓                                Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___                                No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's Audited Consolidated Financial Statements for the years ended August 31, 2012 and 2011, Management Discussion and Analysis for the years ended August 31, 2012 and 2011, and CEO and CFO Certifications of Annual Filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp. (Registrant)

Date: November 23, 2011	By:	“James Sinclair”
James E. Sinclair,
Chief Executive Officer

Exhibit 1

Tanzanian Royalty Exploration Corporation

Consolidated Financial Statements

For the years ended
August 31, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 4 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Steven Van Tongeren”
James E. Sinclair	Steven Van Tongeren
Chief Executive Officer	Chief Financial Officer

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation, which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative  (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Tanzanian Royalty Exploration Corporation

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2012, August 31, 2011 and September 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended August 31, 2012 and August 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tanzanian Royalty Exploration Corporation’s internal control over financial reporting as of August 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 16, 2012 expressed an unqualified opinion on the effectiveness of Tanzanian Royalty Exploration Corporation’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

November 16, 2012
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration Corporation’s (“the Company”) internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Controls over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Tanzanian Royalty Exploration Corporation

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of August 31, 2012, August 31, 2011 and September 1, 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and our report dated November 16, 2012 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

November 16, 2012
Vancouver, Canada

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	August 31,	August 31,	September 1,
As at	2012	2011	2010
		(Note 3)	(Note 3)
Assets
Current Assets
Cash and cash equivalents (Note 19)	$20,058,678	$32,428,471	$1,325,708
Other financial assets (Note 8)	17,850	29,400	40,425
Trade and other receivables (Note 16)	71,225	157,134	79,073
Inventory (Note 18)	248,395	223,518	229,196
Prepaid expenses (Note 15)	87,676	83,855	60,362
	20,483,824	32,922,378	1,734,764
Property, plant and equipment (Note 6)	1,209,710	1,447,030	1,092,770
Mineral properties and deferred exploration (Note 5)	41,562,996	33,262,972	29,468,183
	$63,256,530	$67,632,380	$32,295,717

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 17)	$2,318,393	$2,471,199	$620,795
	2,318,393	2,471,199	620,795
Convertible debt (Note 7)	2,073,286	2,958,039	1,841,226
Warrant liability (Note 9)	8,114,000	5,711,250	-
	12,505,679	11,140,488	2,462,021
Shareholders’ equity
Share capital (Note 9)	113,476,858	109,935,253	72,855,310
Share subscriptions received	-	-	874,149
Share based payment reserve (Note 11)	670,779	706,988	476,205
Warrants reserve (Note 10)	870,037	1,353,990
Accumulated deficit	(64,266,823)	(55,504,339)	(44,371,968)
Total shareholders’ equity	50,750,851	56,491,892	29,833,696
	$63,256,530	$67,632,380	$32,295,717

Nature of operations (Note 1)
Segmented information (Note 21)
Commitments (Notes 5 and 22)
Subsequent event (Note 24)

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Year ended August 31,	2012	2011
		(Note 3)

Administrative expenses
Depreciation	$379,603	$463,169
Consulting	266,011	287,885
Directors’ fees	365,049	461,484
Office and general	437,380	443,774
Shareholder information	581,526	332,586
Professional fees	869,077	632,317
Salaries and benefits	1,596,951	1,601,832
Share based payments (Note 9)	777,630	368,161
Travel and accommodation	169,420	199,631
	(5,442,647)	(4,790,839)
Other income (expenses)
Foreign exchange	24,082	(518,794)
Interest, net	274,913	25,042
Interest accretion	(102,785)	(181,076)
Loss on other financial assets (Note 8)	(18,017)	(11,025)
Issuance costs	-	(602,223)
Change in value of warrant liability (Note 9)	(2,321,921)	(315,159)
Property investigation costs	(84,518)	(36,542)
Write-off of mineral properties and deferred exploration costs (Note 5)	(1,293,969)	(3,845,564)
Modification of warrants (Note 9)	(183,000)	-
Withholding tax recoveries (costs)	250,019	(856,191)

Net loss and comprehensive loss	$(8,897,843)	$(11,132,371)
Loss per share – basic and diluted	$(0.09)	$(0.12)
Weighted average # of shares outstanding – basic and diluted	100,151,347	93,839,466

Tanzanian Royalty Exploration Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of		Share based		Share subscriptions	Accumulated
	Shares	Amount	payments	Warrants	received	deficit	Total

Balance at September 1, 2010	91,415,459	$72,855,310	$476,205	$-	$874,149	$(44,371,968)	$29,833,696
Private placement, net of issue costs	2,532,119	12,912,833	-	919,193	(874,149)	-	12,957,877
Issued for prospectus, net of issue costs	5,263,158	21,617,629	-	434,797	-	-	22,052,426
Issued pursuant to share subscription agreements	144,430	800,000	-	-	-	-	800,000
Issued pursuant to Restricted Share Unit
Plan	136,408	681,339	(681,339)	-	-	-	-
RSU shares forfeited		-	(13,062)	-	-	-	(13,062)
Issued on conversion of convertible debt agreement	247,173	971,107	(20,681)	-	-	-	950,426
Equity conversion value for convertible debt		-	70,404	-	-	-	70,404
Shares issued for property	20,006	97,035	-	-	-	-	97,035
Share based compensation		-	875,461	-	-	-	875,461
Total comprehensive loss for the year		-	-	-	-	(11,132,371)	(11,132,371)
Balance at August 31, 2011	99,758,753	109,935,253	706,988	1,353,990	-	(55,504,339)	56,491,892
Issued on conversion of convertible debt agreement	233,318	950,213	(30,638)	-	-	-	919,575
Shares issued for services	35,000	115,834	-	-	-	-	115,834
Issued pursuant to Restricted Share Unit	182,866	1,024,793	(1,024,793)	-	-	-	-
(“RSU”) Plan
RSU shares forfeited		-	(264,528)	-	-	-	(264,528)
Transfer of warrants to warrant liability		-	-	(216,188)	-	135,359	(80,829)
Compensation warrants exercised	250,000	1,000,000	-	-	-	-	1,000,000
Reserve transferred on exercise of compensation warrants		450,765	-	(450,765)	-	-	-
Modification of warrants			-	183,000	-	-	183,000
Share based compensation		-	1,283,750	-	-	-	1,283,750
Total comprehensive loss for the year			-	-	-	(8,897,843)	(8,897,843)
Balance at August 31, 2012	100,459,937	$113,476,858	$670,779	$870,037	$-	$(64,266,823)	$50,750,851

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
Year ended August 31,	2012	2011
		(Note 3)
Operations
Net loss	$(8,897,843)	$(11,132,371)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	379,603	463,169
Change in value of warrant liability	2,321,921	315,159
Modification of warrants	183,000	-
Shares issued for services	50,359	-
Share based payments	777,630	368,161
Loss on other financial assets	11,550	11,025
Cash interest paid	(67,964)	(60,000)
Cash interest received	259,116	85,042
Interest, net	(274,913)	(25,042)
Interest accretion	102,785	181,076
Non cash directors’ fees	289,448	453,845
Write-off of mineral properties	1,293,969	3,845,564
Net change in non-cash operating working capital items:
Trade and other receivables	85,909	(78,062)
Inventory	(24,877)	5,678
Prepaid expenses	(3,821)	(23,493)
Trade, other payables and accrued liabilities	(1,199,491)	1,850,404
Cash used in operations	(4,713,619)	(3,739,845)
Investing
Mineral properties and exploration expenditures	(8,564,005)	(7,769,107)
Option payments received and recoveries	50,114	279,244
Equipment and leasehold improvements, net	(142,283)	(817,429)
Cash used in investing activities	(8,656,174)	(8,307,292)
Financing
Share capital issued – net of issue costs	1,000,000	14,344,400
Issuance from prospectus	-	26,846,345
Issuance of convertible debt	-	2,033,304
Repayment of subscription received	-	(74,149)
Cash provided from financing activities	1,000,000	43,149,900
Net (decrease) increase in cash and cash equivalents	(12,369,793)	31,102,763
Cash and cash equivalents, beginning of year	32,428,471	1,325,708
Cash and cash equivalents, end of year	$20,058,678	$32,428,471

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
Supplementary information:
Non-cash transactions:
Share based payments capitalized to mineral properties	17,138	53,455
Share issued pursuant to RSU plan	1,024,793	681,338
Shares issued in current year for subscriptions received in prior year	-	800,000
Warrants issued for prospectus	-	4,492,217
Warrants issued for private placement	-	919,193
Shares issued on conversion of convertible debt	950,213	971,107
Shares issued for services	115,834	-

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

1.
Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependant upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of it’s interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At August 31, 2012 the Company had working capital of $18,165,431 (August 31, 2011 – $30,451,179), had not yet achieved profitable operations, has accumulated losses of $64,266,823 (August 31, 2011 – $55,504,339) and expects to incur further losses in the development of its business. In the long term, the Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

2.
Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania. The consolidated financial statements of the Company as at and for the years ended August 31, 2012 and 2011 comprise the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.  The Company adopted IFRS on September 1, 2011 (with a transition date of September 1, 2010) and complied in accordance with IFRS 1 – First Time Adoption of IFRS as discussed in Note 3.

These are the Company’s first IFRS consolidated annual financial statements.  Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  In preparing these consolidated financial statements management has amended certain accounting methods previously applied under Canadian GAAP financial statements to comply with IFRS.  The financial impact on the comparative figures for 2011 from the adoption IFRS has been presented in the reconciliations prepared in note 3 of the consolidated financial statements.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 16, 2012.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

2.	Basis of Preparation (continued)

2.2 Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain non‐current assets and financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 4. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and have been audited.

2.3 Adoption of new and revised standards and interpretations
The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after September 1, 2011.  For the purpose of preparing and presenting the Financial Information for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

●	IFRS 7 ‘Financial Instruments, Disclosures’ - effective for annual periods beginning on or after January 1, 2013, IFRS 7 has been amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting similar arrangements.
●	IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.
●	IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.
●	IFRS 11 ‘Joint Arrangements’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.
●	IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
●	IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.
●	IAS 1 ‘Presentation of Financial Statements’ - the IASB amended IAS 1 with a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.
●	IAS 12 ‘Income Taxes’ – In December 2010, effective for annual periods beginning on or after January 1, 2012, IAS 12 Income Taxes was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, Income Taxes – recovery of revalued non-depreciable assets, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn.
●	IAS 19 ‘Employee Benefits’ - effective for annual periods beginning on or after January 1, 2013, a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach in accounting for defined benefit plans and requiring defined benefit plan remeasurements to be presented in OCI. The standard also includes amendments related to termination benefits as well as enhanced disclosures.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

2.	Basis of Preparation (continued) 2.3 Adoption of new and revised standards and interpretations (continued)

●	IAS 27 ‘Separate Financial Statements’ - effective for annual periods beginning on or after January 1, 2013, as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
●	IAS 28 ‘Investments in Associates and Joint Ventures’ - effective for annual periods beginning on or after January 1, 2013, as a consequence of the issue of IFRS 10, IFRS 11and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.
●	IAS 32 ‘Financial instruments, Presentation’ – In December 2011, effective for annual periods beginning on or after January 1, 2013, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.

Management anticipates that where required, the above standards will be adopted at the applicable effective dates in the Company’s financial statements, and has not yet considered the impact of the adoption of these standards.

3.	First Time Adoption of IFRS

The adoption of IFRS has resulted in significant changes to the reported financial position, results of operations, and cash flows of the Company. Presented below are reconciliations prepared by the Company to reconcile to IFRS the assets, liabilities, equity, net loss and cash flows of the Company from those reported under Canadian GAAP:

The Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010 (the “Transition Date”). Under IFRS 1 ‘First time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

IFRS 1 does not permit changes to estimates that have been previously made. Accordingly, estimates used in the preparation of the Company’s opening IFRS statements of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The optional exemptions elected and applied by the Company are as follows;

●	On the Transition Date, the Company has elected not to retrospectively apply IFRS 2, Share-based Payments (“IFRS 2”) to all share-based transactions at the date of transition. IFRS 2 will only be applied to equity instruments issued on or after, and that have not vested by, the Transition Date.

●	Business combinations that occurred prior to the Transition Date have not been restated. There have been no business combinations that occurred during the year ended August 31, 2011 that required re-statement in compliance with IFRS.

●	IAS 23 ‘‘Borrowing Costs’’ has been applied prospectively from the Transition Date. The impact of borrowing costs is described in the explanatory notes following the reconciliations between Canadian GAAP and IFRS.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

The Company has changed certain accounting policies to be consistent with IFRS as effective on August 31, 2012, the Company’s first annual IFRS reporting date. The accounting policies set out in note 4 have been consistently applied in preparing the consolidated financial statements for the year ended August 31, 2012, and the comparative year ended August 31, 2011 and in the preparation of the opening IFRS statement of financial position at the Transition Date. These changes to the recognition and measurement of assets, liabilities, equity, and expenses within the Company’s consolidated financial statements, is summarized in the following reconciliations and accompanying notes thereto.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

Below is the Company’s Consolidated Statement of Financial Position as at the transition date of September 1, 2010 under IFRS.

	As at September 1, 2010
		Effect of
		transition to
	GAAP	IFRS	IFRS	Notes
Assets
Current Assets
Cash and cash equivalents	$1,325,708	$-	$1,325,708
Other financial assets	40,425	-	40,425
Trade and other receivables	79,073	-	79,073
Inventory	229,196	-	229,196
Prepaid expenses	60,362	-	60,362
	1,734,764	-	1,734,764
Property, plant and equipment	1,092,770	-	1,092,770
Mineral properties and deferred exploration	29,956,026	(487,843)	29,468,183	(c)
	$32,783,560	$(487,843)	$32,295,717

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities	$620,795	$-	$620,795
	620,795	-	620,795
Convertible debt	1,841,226	-	1,841,226
	2,462,021	-	2,462,021
Shareholders’ equity
Share capital	72,855,310	-	72,855,310
Share subscriptions received	874,149	-	874,149
Share based payment reserve	476,205	-	476,205
Accumulated deficit	(43,884,125)	(487,843)	(44,371,968)	(c)
	30,321,539	(487,843)	29,833,696
	$32,783,560	$(487,843)	$32,295,717

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of assets, liabilities and equity

	As at August 31, 2011
	GAAP	IFRS	Effect of transition to IFRS	Notes
Assets
Current Assets
Cash and cash equivalents	$32,428,471	$—	$32,428,471
Other financial assets	29,400	—	29,400
Trade and other receivables	157,134	—	157,134
Inventory	223,518	—	223,518
Prepaid expenses	83,855	—	83,855
	32,922,378	—	32,922,378
Property, plant and equipment	1,447,030	—	1,447,030
Mineral properties and deferred exploration	33,744,578	(481,606)	33,262,972	(b), (c)
	$68,113,986	$(481,606)	$67,632,380

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities	$2,471,199	$—	$2,471,199
	2,471,199	—	2,471,199
Convertible debt	2,958,039	—	2,958,039
Warrant liability	—	5,711,250	5,711,250	(a)
	5,429,238	5,711,250	11,140,488
Shareholders’ equity
Share capital	110,671,701	(736,448)	109,935,253	(a)
Share based payment reserve	706,988	—	706,988
Warrants reserve	5,411,410	(4,057,420)	1,353,990	(a)
Accumulated deficit	(54,105,351)	(1,398,988)	(55,504,339)	(a,) (b,) (c)
	62,684,748	(6,192,856)	56,491,892
	$68,113,986	$(481,606)	$67,632,380

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of comprehensive loss

	Year ended August 31, 2011
		Effect of
		transition to
	GAAP	IFRS	IFRS	Notes

Administrative Expenses
Depreciation	$463,169	$-	$463,169
Consulting	287,885	-	287,885
Directors’ fees	461,484	-	461,484
Office and general	443,774	-	443,774
Shareholder information	332,586	-	332,586
Professional fees	632,317	-	632,317
Salaries and benefits	1,601,832	-	1,601,832
Share based payments	368,161	-	368,161
Travel and accommodation	199,631	-	199,631
	(4,790,839)	-	(4,790,839)
Other income (expense)
Foreign exchange	(518,794)	-	(518,794)
Interest, net	18,805	6,237	25,042	(b)
Interest accretion	(181,076)	-	(181,076)
Loss on other financial assets	(11,025)	-	(11,025)
Issuance costs	-	(602,223)	(602,223)	(a)
Change in value of warrant liability	-	(315,159)	(315,159)	(a)
Property investigation costs	(36,542)	-	(36,542)
Withholding tax	(856,191)	-	(856,191)
Write-off of mineral properties and deferred exploration	(3,845,564)	-	(3,845,564)
Net loss and comprehensive loss	$(10,221,226)	$(911,145)	$(11,132,371)

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of Cash Flows

	Year ended August 31, 2011
		Effect of
		transition
	GAAP	to IFRS	IFRS	Notes

Operations
Net loss	$(10,221,226)	$(911,145)	$(11,132,371)	(a), (b)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	463,169	-	463,169
Share based payments	368,161	-	368,161
Loss on other financial assets	11,025	-	11,025
Change in value of warrant liability	-	315,159	315,159	(a)
Cash interest paid	-	(60,000)	(60,000)	(d)
Cash interest received	-	85,042	85,042	(d)
Interest, net	-	(25,042)	(25,042)	(d)
Interest accretion	181,076	-	181,076
Non cash directors’ fees	453,845	-	453,845
Write off of mineral properties	3,845,564	-	3,845,564
Net change in non-cash operating working capital items:
Trade and other receivables	(78,062)	-	(78,062)
Inventory	5,678	-	5,678
Prepaid expenses	(23,493)	-	(23,493)
Trade, other payables and accrued liabilities	1,850,404	-	1,850,404
	(3,143,859)	(595,986)	(3,739,845)
Investing
Mineral properties and exploration expenditures	(7,762,870)	(6,237)	(7,769,107)	(b)
Option payments received and recoveries	279,244	-	279,244
Equipment and leasehold improvements	(817,429)	-	(817,429)
	(8,301,055)	(6,237)	(8,307,292)
Financing
Share capital issued – net of issue costs	13,742,177	602,223	14,344,400	(a)
Issuance of convertible debt	2,033,304	-	2,033,304
Issuance from prospectus	26,846,345	-	26,846,345
Repayment of subscription received	(74,149)	-	(74,149)
	42,547,677	602,223	43,149,900
Net increase in cash and cash equivalents	31,102,763	-	31,102,763
Cash and cash equivalents, beginning of year	1,325,708	-	1,325,708
Cash and cash equivalents, end of year	$32,428,471	$-	$32,428,471

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	First Time Adoption of IFRS (continued)

Notes to Reconciliations

a) Foreign currency warrants

Under Canadian GAAP - Foreign currency denominated warrants were classified within equity and initially measured at their relative fair value with no subsequent re-measurement.

Under IFRS - Foreign currency denominated warrants are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar and the exercise price of the warrants is denominated in US dollars therefore, the warrants cannot be classified as equity-based on the evaluation of the instruments’ settlement provisions as they were not indexed solely to the Company’s common shares.  As a result, these instruments are treated as derivative liabilities and carried at fair value as determined by the Black-Scholes option pricing model at each reporting period, with changes in fair values recorded as gains or losses in the statement of comprehensive loss.  Further, IFRS requires that the proportionate share of issuance costs relating to the foreign currency warrants be expensed.

b) Borrowing costs

Under Canadian GAAP - The Company may choose to adopt a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. In addition, Canadian GAAP does not provide specific guidance as to identifying qualifying assets.

Under IFRS - IAS 23 ‘‘Borrowing Costs’’ (‘‘IAS 23’’) provides specific guidance on the requirement to capitalize borrowing costs related to qualifying assets. IFRS 1 provides an optional exemption permitting the application of IAS 23 prospectively.

On transition to IFRS, the Company elected to apply IAS 23 prospectively as permitted under IFRS 1.

c) Mineral properties
On the acquisitions of various mineral properties over the years, a deferred income tax liability was recognized and measured in accordance with Canadian GAAP, with a corresponding increase to the carrying value of mineral properties. Under IAS 12 Income Taxes, the Company has applied the initial recognition exemption to the acquisition of these mineral properties as the resulting deferred tax liability arose from a transition that was not considered a business combination and at the time of the transaction affected neither accounting loss nor taxable loss. As a result, under IFRS the deferred tax liability and the related gross-up in the carrying value of mineral properties is not recognized, either on acquisition or subsequently. As at September 1, 2010, this accounting policy change has resulted in a $487,843 (August 31, 2011 - $487,843) decrease in the carrying value of mineral properties with a corresponding charge to the accumulated deficit being the remaining capitalized cost at the Transition Date.

d) Presentation
The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP, such as the presentation of cash interest paid and received in the statement of cash flows. Please refer to the consolidated statements of financial position and consolidated statements of comprehensive loss, and changes in equity and cash flows for the impact of the specific IFRS changes noted above.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies

4.1 Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its wholly controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited (“Tanzam”), Tancan Mining Co. Limited (“Tancan”) and Buckreef Gold Company Ltd., a majority owned Joint Venture Company. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intra‐company transactions, balances, income and expenses are eliminated in full on consolidation.

4.2 Mineral properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued)

4.3 Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method over the following expected useful lives:

Assets	Rate
Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

4.4 Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.   As of August 31, 2012, August 31, 2011 and September 1, 2010 no liability for asset retirement obligations exists.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued) 4.5 Share based payments

Share based payment transactions
Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments (“equity‐settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share‐based payment.

Equity settled transactions
The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity‐settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity‐settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity‐settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share‐based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is considered as additional dilution in the computation of earnings per share.

4.6 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax
Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued)

4.6 Taxation (continued)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued)

4.7 Loss per share
The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

4.8 Financial assets
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held‐to‐maturity, available‐for‐sale, loans‐and-receivables or at fair value through profit or loss (“FVTPL”).  The Company initially recognizes loans and receivables on the date they are originated. All other financial assets are recognized on the trade date at which the Company becomes party to the contractual provisions of the instruments.

Subsequent to initial recognition, financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s other financial assets are classified as FVTPL.

Financial assets classified as loans‐and‐receivables and held‐to‐maturity are measured at amortized cost. The Company’s cash and cash equivalents and trade and other receivables are classified as loans‐and-receivables.

Subsequent to initial recognition, financial assets classified as available‐for‐sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. During the periods presented, the Company has not classified any financial assets as available‐for‐sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the rights and rewards of ownership of the financial asset are transferred.

4.9 Financial liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other‐financial‐liabilities on the trade date at which the Company becomes party to the contractual provisions of the instrument.

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method.  The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables and convertible debt are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive loss. At August 31, 2012 and 2011 the Company’s warrant liability has been classified as FVTPL.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued)

4.9 Financial liabilities (continued)
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, as they expire.

4.10 Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost
If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available-for-sale
If an available‐for‐sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available‐for‐sale are not recognized in profit or loss.

4.11 Impairment of non-financial assets
At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued)

4.11 Impairment of non-financial assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

4.12 Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

4.13 Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.  Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

4.14 Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is the Canadian Dollar (“CDN”). The consolidated financial statements are presented in Canadian Dollars which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Summary of Significant Accounting Policies (continued) 4.15 Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of accounts receivable, the valuation of deferred income tax amounts, impairment testing of mineral properties and deferred exploration and property, plant and equipment and the calculation of share‐based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property and the determination of functional currencies.

4.16 Inventory
Inventory consists of supplies for the Company’s drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item.

5.	Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of USD$500 per license. Upon renewal, there is a renewal fee of USD$300 per license.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2012 and recorded a write-down of $1,293,969 during the year ended August 31, 2012 (2011 - $3,845,564)

The Company abandoned certain licenses not deemed cost effective and beneficial to the Company’s future operations and wrote off associated costs.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Buckreef (j)	Other (k)	Total
Balance, September 1, 2010	$5,945,934	$3,842,114	$11,402,215	$2,725,692	$1,065,772	$620,209	$246,303	$80,753	$122,029	$-	$3,417,162	$29,468,183
Exploration expenditures:
Camp, field supplies and travel	-	-	321,490	64,326	-	-	-	-	-	-	35,892	421,708
Exploration and field overhead	13,957	7,408	1,255,558	152,294	2,833	971	18,052	3,821	2,300	598,722	183,972	2,239,888
Geological consulting and field wages	-	-	22,331	-	-	-	-	-	-	-	-	22,331
Geophysical and geochemical	-	-	191,604	66,550	-	-	-	-	-	-	42	258,196
Property acquisition costs	25,870	-	234,910	-	55,882	15,595	-	-	-	3,822,521	259,706	4,414,484
Trenching and drilling	-	-	324,942	244,002	-	-	-	-	-	-	-	568,944
Recoveries	(162,702)	(121,896)	-	-	-	(600)	-	-	-	-	-	(285,198)
	(122,875)	(114,488)	2,350,835	527,172	58,715	15,966	18,052	3,821	2,300	4,421,243	479,612	7,640,353
	5,823,059	3,727,626	13,753,050	3,252,864	1,124,487	636,175	264,355	84,574	124,329	4,421,243	3,896,774	37,108,536
Write-offs	-	-	-	(68,189)	-	-	-	(2,535)	-	-	(3,774,840)	(3,845,564)
Balance, August 31, 2011	5,823,059	3,727,626	13,753,050	3,184,675	1,124,487	636,175	264,355	82,039	124,329	4,421,243	121,934	33,262,972
Exploration expenditures:
Camp, field supplies and travel	14,565	-	116,566	34,976	-	-	-	-	-	424,035	-	590,142
Exploration and field overhead	1,420	1,340	47,581	71,737	2,755	3,573	6,285	12,463	7,211	1,124,484	88,114	1,366,963
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	664,513	-	664,513
Geophysical and geochemical	-	30,381	-	90,050	-	-	-	-	-	569,283	-	689,714
Property acquisition costs	37,070	-	3,892	13,326	17,693	17,092	-	-	-	108,804	13,070	210,947
Trenching and drilling	-	-	39,636	28,527	-	-	-	-	-	6,053,665	-	6,121,828
Recoveries	(41,834)	-	-	-	-	-	-	(176)	(2,250)	-	(5,854)	(50,114)
	11,221	31,721	207,675	238,616	20,448	20,665	6,285	12,287	4,961	8,944,784	95,330	9,593,993
	5,834,280	3,759,347	13,960,725	3,423,291	1,144,935	656,840	270,640	94,326	129,290	13,366,027	217,264	42,856,965
Write-offs	(46,544)	-	-	-	(297,588)	(331,402)	(266,379)	(13,019)	(129,290)	-	(209,747)	(1,293,969)
Balance, August 31, 2012	$5,787,736	$3,759,347	$13,960,725	$3,423,291	$847,347	$325,438	$4,261	$81,307	$-	$13,366,027	$7,517	$41,562,996

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Mineral Properties (continued)

(a) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation (“Stamico”) Venture Agreement, as amended June 18, 2001 and July 2005.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required pay to Stamico an annual option fee of USD$25,000 per annum until commercial production.

As at August 31, 2012, one license is subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 5(l)).

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane Developments Ltd. (“Sloane”) over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2011, Sloane returned the Itetemia licenses to the Company and the Option agreement was terminated.

During the year ended August 31, 2012, the Company abandoned certain licenses in the area and wrote off $46,544 (years ended August 31, 2011 - nil; 2010 - nil) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(b) Luhala Project:

In January 2007, the Company concluded an Option Royalty Agreement with Sloane for its Luhala property.  Under the Option Agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2011, Sloane returned the remaining Luhala licenses to the Company and the Option Agreement was terminated.

During the year ended August 31, 2012, the Company did not abandon any licenses in the area and no write-off was taken in this area (years ended August 31, 2011 - nil; 2010 - nil).

(c) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.

Pursuant to a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, on March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

During fiscal 2012, the Company entered into an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

During the year ended August 31, 2012, the Company did not abandon any licenses in the area therefore no write off was taken for this property (years ended August 31, 2011 - nil; 2010 - nil).

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Mineral Properties (continued)

(d) Lunguya:

During the year ended August 31, 2012, the Company did not abandon any licenses in the area and no write-off was taken in this area (years ended August 31, 2011 - $68,189; 2010 - nil).

(e) Kanagele:

During the year ended August 31, 2012, the Company abandoned certain licenses in the area and wrote off $297,588 for this property (years ended August 31, 2011 - nil; 2010 - $nil).

(f) Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licenses through prospecting and option agreements. Three licenses in the Tulawaka area are subject to an option agreement with MDN Inc. (MDN) (note 5(m)).

During the year ended August 31, 2012, the Company abandoned certain licenses in the area and wrote off $331,402 for this property (years ended August 31, 2011 - nil; 2010 - nil).

(g) Ushirombo:

During the year ended August 31, 2012, the Company abandoned certain licenses and wrote off $266,379 in this area (years ended August 31, 2011 - nil; 2010 - nil).

(h) Mbogwe:

During the year ended August 31, 2012, the Company abandoned certain licenses in the area and wrote off $13,019 for this property (years ended August 31, 2011 - $2,535 ; 2010 - $nil).

(i) Biharamulo:

Five Biharamulo licenses are subject to the option agreement with MDN (note 5(m)).

During the year ended August 31, 2012, the Company abandoned certain licenses in the area and wrote off $129,290 for this property (years ended August 31, 2011 - nil; 2010 - nil), to reflect the fact that the Company does not currently intend to pursue further exploration activities on the property.

(j) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold Company Limited. The Company has no other obligations to Stamico, until it reaches production stage and will have to pay 45% of the net income generated.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Mineral Properties (continued)

There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who will be updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property were capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

(k) Other properties:

The Company has options to acquire interests in their other properties.  To maintain these options and licenses, the Company must make the following future payments:

USD$
2013	19,000

During the year ended August 31, 2012, the Company abandoned certain licenses and options included in other properties and wrote off $209,747 (Year ended August 31, 2011 - $3,774,837; 2010 - $10,464) of costs related to the abandoned area located within the other properties category.

(l) Option Agreement with BEAL:

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licenses in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company. To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting license. In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licenses in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company USD$1,000,000 and an additional USD$1,000,000 on each of the next two years.  BEAL will also pay the owner of the license 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles and interests in all but one prospecting license included in the Option Agreement, which is located at Itetemia.

(m) Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licenses.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting license, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licenses and was to complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2.0% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.  Discussions are continuing with no agreement to date.  The prospecting licenses under option to MDN are located at Biharamulo and Tulawaka.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Mineral Properties (continued)

(n) Option Agreement with Kazakh Africa Mining Ltd. (Kazakh):

In January 2009, the Company signed an Option and Royalty Agreement with Kazakh over the Company’s Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania which is included in “other” properties.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72-month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2.0% on any other minerals produced.  On August 7, 2011 the Company gave Kazakh notice of default for non-payment of overdue amounts under the option and royalty agreement.  On September 5, 2011 the option rights of Kazakh were terminated.

(o) Option Agreement with Songshan Mining Co. Ltd., a corporation based in the People's Republic of China (Songshan):

On February 25, 2009, the Company entered into an Option and Royalty Option Agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company's 26 Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smeller royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining, a Chinese metals company, concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  In 2012, the Company and Songshan commenced discussions regarding a possible new joint venture involving the Company, Songshan and a new third party as direct participants to explore and develop the Kabanga nickel properties.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

6.	Property, plant and equipment

	Drilling		Computer	Machinery and	Leasehold
	equipment	Automotive	Equipment	equipment	improvements	Total
Cost
As at September 1, 2010	$464,487	$209,434	$120,597	$953,426	$5,596	$1,753,540
Additions	-	101,567	37,644	678,218	-	817,429
Disposals	-	(8,361)	(349)	(124,295)	(1,127)	(134,132)
As at August 31, 2011	464,487	302,640	157,892	1,507,349	4,469	2,436,837
Additions	-	-	12,372	40,582	89,329	142,283
Disposals	-	-	(78,619)	(20,778)	(4,469)	(103,866)
As at August 31, 2012	$464,487	$302,640	$91,645	$1,527,153	$89,329	$2,475,254

Accumulated depreciation
As at September 1, 2010	$199,997	$95,996	$81,715	$277,840	$5,222	$660,770
Depreciation expense	17,633	37,260	24,979	382,923	374	463,169
Removed on disposal of asset	-	(8,361)	(349)	(124,295)	(1,127)	(134,132)
As at August 31, 2011	217,630	124,895	106,345	536,468	4,469	989,807
Depreciation expense	14,509	49,606	22,646	274,977	17,866	379,604
Disposals	-	-	(78,620)	(20,778)	(4,469)	(103,867)
As at August 31, 2012	$232,139	$174,501	$50,371	$790,667	$17,866	$1,265,544

Net book value
As at September 1, 2010	$264,490	$113,438	$38,882	$675,586	$374	$1,092,770
As at August 31, 2011	$246,857	$177,745	$51,547	$970,881	$-	$1,447,030
As at August 31, 2012	$232,348	$128,139	$41,274	$736,486	$71,463	$1,209,710

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

7.	Convertible Debt

(i)             August 31, 2012:

	August	September	October	Total
	2010	2010	2010
Gross proceeds at inception	$1,000,000	$1,000,000	$1,060,000	$3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953
Liability portion of convertible debt:
Initial fair value of debt component	$965,375	$965,375	$1,023,297	$2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	82,065	90,091	273,679
Interest paid	(36,164)	(30,000)	(31,800)	(97,964)
Conversion into common shares	(919,574)	-	-	(919,574)
Closing balance of liability portion	$-	$1,014,081	$1,059,205	$2,073,286
Equity portion of convertible debt:
Opening balance	$-	$-	$-	$-
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	-	-	(30,638)
Closing balance of equity portion	$-	$34,505	$35,899	$70,404

(ii)             August 31, 2011:

	May	August	September	October	Total
	2010	2010	2010	2010
Gross proceeds at inception	$1,000,000	$1,000,000	$1,000,000	$1,060,000	$4,060,000
Fair value of liability portion	978,997	965,375	965,375	1,023,297	3,933,044
Fair value of equity portion	21,003	34,625	34,625	36,703	126,956
Liability portion of convertible debt:
Opening balance	-	-	-	-	-
Initial fair value of equity component	978,997	965,375	965,375	1,023,297	3,933,044
Issuance costs	(14,996)	(111,160)	(3,359)	(22,413)	(151,928)
Accretion expense	33,137	85,534	39,369	46,022	204,062
Interest paid	(26,712)	(30,000)	-	-	(56,712)
Conversion into common shares	(970,426)	-	-	-	(970,426)
Closing balance of liability portion	$-	$909,749	$1,001,385	$1,046,906	$2,958,039
Equity portion of convertible debt:
Opening balance	$-	$-	$-	$-	$-
Initial fair value of equity component	21,003	34,625	34,625	36,703	126,956
Issuance costs	(322)	(3,987)	(120)	(804)	(5,233)
Conversion into common shares	(20,681)	-	-	-	(20,681)
Closing balance of equity portion	$-	$30,638	$34,505	$35,899	$101,042

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

7.	Convertible Debt (continued)

(iii)             September 1, 2010:

	May 2010	August 2010		Total
Gross proceeds at inception	$1,000,000	$1,000,000	$	$2,000,000
Fair value of liability portion	978,997	965,375		1,944,372
Fair value of equity portion	21,003	34,625		55,628
Liability portion of convertible debt:
Opening balance	-	-		-
Initial fair value of debt component	978,997	965,375		1,944,372
Issuance costs	(14,996)	(111,160)		(126,156)
Accretion expense	12,540	10,470		23,010
Interest paid	-	-		-
Conversion into common shares	-	-		-
Closing balance of liability portion	$976,541	$864,685		$1,841,226
Equity portion of convertible debt:
Opening balance	$-	$-		$-
Initial fair value of equity component	21,003	34,625		55,628
Issuance costs	(322)	(3,987)		(4,309)
Conversion into common shares	-	-		-
Closing balance of equity portion	$20,681	$30,638		$51,319

On May 28, 2010, the Company issued a three-year convertible promissory note to an arm's length third party in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.  On April 1, 2011, this Promissory Note was converted into 222,173 common shares at a price of $4.501 per share and the 25,000 bonus common shares were issued.

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share.  The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares.  These shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011. In September 2011, the loan was converted into 233,318 shares (see note 9).

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

Each of the convertible debentures includes a conversion feature.  The Company determined a fair value of the financial liability by obtaining independent bank rates of 3.75% for the May 2010 debt and 4.25% for the August,  September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $126,956.  Total transaction costs for all debt agreements were $157,171 of which $5,243 was allocated to the equity component, which aggregated to $74,404 at August 31, 2012 (2011 - $101,042) and is included in share based payment reserve in shareholders’ equity.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8.	Other financial assets

Other financial assets are comprised of shares of publicly traded companies.  As at August 31, 2012, these investments have been measured at their fair value of $17,850 (August 31, 2011 - $29,400, August 31, 2010 - $40,425). The impact to the consolidated financial statements of this revaluation to market value for the year ended August 31, 2012 resulted in a $11,550 loss (2011 – $11,025 loss) as market values of these securities decreased (2011 – decreased) in the year.

9.	Capital Stock

Share Capital
The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

In November 2011 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding common shares of the Company. The Company’s board is not aware of any specific take-over bid for the Company that has been made or is contemplated. The Rights Plan was approved by the shareholders at the annual General and Special Meeting held on March 1, 2012.

	Number	Amount ($)

Balance at September 1, 2010	91,415,459	$72,855,310
Issued for cash:
Issued for private placements, net of share issue costs	2,532,119	12,912,833
Issued for prospectus, net of share issue costs	5,263,158	21,617,629
Issued pursuant to share subscriptions agreement	144,430	800,000
Issued pursuant to Restricted Shares Unit Plan	136,408	681,339
Issued on conversion of convertible debt	247,173	971,107
Issued for non-cash consideration:
Property acquisition	20,006	97,035
Balance at August 31, 2011	99,758,753	109,935,253
Issued on conversion of convertible debt	233,318	950,213
Issued for services	35,000	115,834
Issued pursuant to Restricted Share Unit Plan	182,866	1,024,793
Compensation warrants exercised	250,000	1,000,000
Reserve transferred on exercise of compensation warrants		450,765
Balance at August 31, 2012	100,459,937	$113,476,858

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed a $4,841,600 private placement with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee of 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The Company allocated proceeds using the residual value method with $345,900 allocated to warrants and $4,495,700 allocated to common shares.

Tanzanian Royalty Exploration Corporation
 Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

9.	Capital Stock (continued)

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee of 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.  The Company allocated proceeds using the residual value method with $340,979 allocated to warrants and $4,659,021 allocated to common shares.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee of 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The Company allocated proceeds using the residual value method with $232,314 allocated to warrants and $3,816,796 allocated to common shares.

On August 12, 2011, the Company completed an equity financing with an arm’s length third party for 5,263,158 units at a price of USD$5.70 per unit for gross proceeds of USD$30 million. Each unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitles the holder to acquire one common share at an exercise price of USD$6.25 for a period of two years following the closing date.  In addition, the Company issued to the Underwriter 368,421 compensation options, each exercisable to acquire one common share at a price of USD$5.91 for a period of two years.

On January 25, 2012 the Company issued 25,000 common shares common shares at a price of $2.619 per share respectively to an arm’s length third party in satisfaction of finder’s services provided to the Company in connection with a previous transaction.  On April 23, 2012 the Company issued 10,000 common shares at a price of $5.036 to an arm’s length third party for investor relations services.

Warrants
There were no new warrant issuances in the 2012 fiscal year.

The following table summarizes the weighted average assumptions used with the Black-Scholes valuation model for the determination of the fair value of the warrants and compensation warrants granted during the year ended August 31, 2011:

	Nov. 5,	Nov. 23,	Jan. 31,	Aug. 12,	Aug. 12,
	2010	2010	2011	2011	2011	Total
					Compensation
					warrants
Number of warrants	200,000	212,802	172,538	5,263,158	368,421	6,216,919
Exercise price ($)	7.309	7.05	6.903	USD 6.25	USD 5.91
Expected volatility	62%	59%	52%	35%	35%
Risk-free interest rate	1.45%	1.64%	1.64%	1.12%	1.12%
Expected life (days)	715	715	690	711	711
Dividend yield	0	0	0	0	0
Fair value of warrants on grant date	$345,900	$340,979	$232,314	$5,396,091	$434,798

Warrant liability

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

9.	Capital Stock (continued)

The table below shows the activity for warrant liability for the years ended August 31, 2012 and 2011:

Year ended	August 31, 2012	August 31, 2011
Balance at beginning of year	$5,711,250	$
Issuance of warrants	-		5,396,091
Increase in value of warrant liability	2,321,921		315,159
Transfer of warrants on re-pricing to USD (ii)	80,829		-
Balance at end of year	$8,114,000		$5,711,250

The initial value of the 5,263,158 warrants issued on August 12, 2011 was recorded using the Black Scholes model, and was $5,396,091 net of issue costs.

As of August 31, 2011, the warrants were revalued at $5,711,250 and the increase in value of $315,159 was recorded as a loss in the statement of comprehensive loss during the year ended August 31, 2011.

During the year ended August 31, 2012, the value of the warrants increased to $8,114,000 as a result of the re-pricing of certain warrants and changes in fair value of warrants during the period.  The assumptions in valuing the warrants at August 31, 2012 included an expected volatility of 58-71%, a risk free interest rate of 1.16% and an expected life ranging from one to two years.  The increase in value of $2,321,921 was recorded as a loss in the statement of comprehensive loss. During the year, 125,000 warrants originally exercisable at CDN $7.309 were re-priced to $4.00 USD resulting in a change in classification from an equity instrument to a financial liability instrument and consequently reclassified $216,188 from warrants reserve to warrant liability.

(i) Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00. The 5,263,158 warrants are accounted for and included in the calculation of the warrant liability. The compensation warrants continue to be classified as an equity instrument under warrants reserve and the increase in value of $183,000 from the modification of the warrants was recorded in the statement of loss and comprehensive loss for the year ended August 31, 2012.

(ii) Effective January 25, 2012 the exercise price of 125,000 common share purchase warrants was reduced from CDN $7.309 to USD$4.00, and the term of the warrants was extended one year to expire October 20, 2013. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after April 12, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. The warrants are held by an arm’s length investor. The result of the modification resulted in the new foreign currency denominated warrants being considered a derivative as they are not indexed solely to the entity’s own stock.  The warrants were transferred from reserve for warrants to liabilities and were accounted for and included in the calculation of the warrant liability.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

9.	Capital Stock (continued)

Warrants and compensation options:

At August 31, 2012, the following warrants and compensation options were outstanding:

	Number of
	Warrants	Exercise price	Expiry date
Private placement
November 5, 2010	125,000*	US$4.00	October 20, 2013
Private placement
November 5, 2010	75,000	$7.309	October 20, 2012
Private placement
November 23, 2010	212,802	$7.05	November 9, 2012
Private placement
January 31, 2011	172,538	$6.903	December 22, 2012
Equity financing
August 12, 2011	5,263,158*	USD$4.00	August 12, 2014
Equity financing
compensation options
August 12, 2011	118,421	USD$4.00	August 12, 2014

Balance,
August 31, 2012	5,966,919	-	-
* warrants classified under Warrant Liability

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2012 was $70,859 (2011 - $87,330) and is included in salaries and benefits expense.

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

9.	Capital Stock (continued)

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.  In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 700,000 shares authorized for issuance under the Plan, 632,053 shares have been issued as at August 31, 2012.

Total share-based compensation expense related to the issue of RSUs was $1,283,750 for the year ended August 31, 2012 (2011 - $875,461).

The following table summarizes changes in the number of RSU’s outstanding:

		Weighted average
		fair value at issue
Number of RSU’s		date
Balance, September 1, 2010	332,446	$ 4.62
Granted	270,048	$ 6.34
Redeemed for common shares	(136,408)	$ 4.99
Forfeited - unvested	(25,154)	$ 4.69
Balance, August 31, 2011	440,932	$ 5.55
Granted	296,926	$ 4.83
Redeemed for common shares	(182,866)	$ 5.60
Forfeited - unvested	(108,745)	$ 5.39
Balance, August 31, 2012	446,247	$ 5.09

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

10. Reserve for warrants

	August 31,	August 31,
Year ended	2012	2011
Balance at beginning of year	$1,353,990	$-
Warrants issued	-	1,353,990
Transfer of warrants to warrant liability	(216,188)	-
Modification of warrants	183,000	-
Transfer on exercise of compensation warrants	(450,765)	-
Balance at end of year	$870,037	$1,353,990

11. Reserve for share based payments

	August 31,	August 31,
Year ended	2012	2011
Balance at beginning of year	$706,988	$476,205
Shares issued pursuant to RSU plan	(1,024,793)	(681,339)
Issued on conversion of convertible debt	(30,638)	(20,681)
Equity conversion value for convertible debt	-	70,404
RSU shares forfeited	(264,528)	(13,062)
Share based compensation	1,283,750	875,461
Balance at end of year	$670,779	$706,988

12.  Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2012	2011
Legal services	(i)	$553,949	$797,863
Director compensation	(ii)	$365,049	$461,484
Chairman and COO	(iii)	USD$ 8,800	USD$ 9,600
Technical Committee	(iv)	$130,160	$156,119

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2012, the legal expense charged by the firm was $553,949 (2011 - $797,146), of which $140,245 remains payable at year end (2011 - $419,032).

(ii) During the year ended August 31, 2012, $365,049 (2011 - $461,484) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the year ended August 31, 2012, USD$8,800 (2011 - USD$9,600) was paid to a company associated with the Company’s Chairman and COO for office rental.

(iv) During the year ended August 31, 2012, $130,160 (2011 - $156,119) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

12.  Related party transactions and key management compensation, (continued)

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Year ended August 31,		2012		2011
	Salaries	Share	Salaries	Share
	and	based	and	based
	benefits (1)	payments (3)	benefits (1)	payments (3)
Management	$377,230	$617,449	$217,394	$114,554
Directors	75,601	289,448	20,701	440,783
Total	$452,831	$906,897	$238,095	$555,337

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2) Compensation shares may carry restrictive legends prohibiting selling within certain time frames up to a year.
(3) All RSU share based compensation is based on the accounting expense recorded in the period.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the Loan Agreement) with Joseph Kahama (Kahama), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of USD$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the Loan).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At August 31, 2012, the Company has a receivable of $22,977 (2011 - $7,214) from an organization associated with the Company’s President and CEO.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

13. Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2012 totaled $50,750,851 (August 31, 2011 - $56,491,892).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions.

14. Financial Instruments

Fair Value of Financial Instruments
The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 2 measurement as it is calculated based on observable market inputs.  Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2012, and 2011 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

14. Financial Instruments (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk
Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk at August 31, 2012, August 31, 2011 or September 1, 2010.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2012, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $200,000 (2011 - $324,000).

Liquidity Risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2012, the Company had current assets of $20,483,824 (August 31, 2011 - $32,922,378) and current liabilities of $2,318,393 (August 31, 2011 - $2,471,199). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $18,165,431 (August 31, 2011 - $30,451,179).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2012.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

15. Prepaid expenses

	August 31, 2012	August 31, 2011	September 1, 2010
Insurance	$41,525	$29,061	$13,144
Listing fees	23,806	41,921	32,749
Other	22,345	12,873	14,469
Total prepaid expenses	$87,676	$83,855	$60,362
16. Trade and other receivables

The Company’s trade and other receivables arise from two main sources: trade receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	August 31, 2012	August 31, 2011	September 1,
			2010
Receivable from related parties	$23,315	$33,610	$43,507
HST and VAT Receivable	38,824	118,716	18,287
Other	9,086	4,808	17,279
Total Trade and Other Receivables	$71,225	$157,134	$79,073

Below is an aged analysis of the Company’s trade and other receivables:

	August 31, 2012	August 31, 2011	September 1,
			2010
Less than 1 month	$4,034	$4,810	$17,279
1 to 3 months	64,016	126,986	61,794
Over 3 months	3,175	25,338
Total Trade and Other Receivables	$71,225	$157,134	$79,073

At August 31, 2012, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 14.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2012.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities, amounts payable for financing activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2012	August 31, 2011	September 1,
			2010
Less than 1 month	$921,893	$1,235,600	$310,398
1 to 3 months	1,378,486	741,360	204,238
Over 3 months	18,014	494,239	106,159
Total Trade, Other Payables
and Accrued Liabilities	$2,318,393	$2,471,199	$620,795

18. Inventory

Inventory consists of supplies for the Company’s drilling rig to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	August 31, 2012	August 31, 2011	September 1,
			2010
Replacement parts for drill	$186,296	$167,639	$171,897
Other	62,099	55,879	57,299
Total Inventory	$248,395	$223,518	$229,196

19. Cash and cash equivalents

Cash and cash equivalents total $20,058,678 (August 31, 2011 $32,428,471, August 31, 2010 -$1,325,708), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $2,027,295 (August 31, 2011 - $6,038,471), and Government investment certificates consisting of interest-generating money-market accounts of $18,031,383 (August 31, 2011 - $26,390,000).  This interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

20. Taxes

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2012	2011
Combined basic Canadian federal and
provincial statutory income tax rates
including surtaxes	25.8%	28.9%
Statutory income tax rates applied to
accounting income	$(2,296,000)	$(3,217,000)
Increase (decrease) in provision for income
taxes:
Foreign tax rates different from statutory rate	121,000	357,000
Permanent differences and other items	585,000	655,000
Benefit of tax losses not recognized	1,590,000	2,205,000
Provision for income taxes	$-	$-

The enacted tax rates in Canada of 25.8% (28.9% - 2011) and Tanzania of 30% (30% - 2011) where the company operates are applied in the tax provision calculation.  The combined Canadian federal and provincial statutory rate has decreased from the prior period due to a scheduled enacted rate reduction.

Provision for income taxes consists of the following:

	2012	2011
Current income taxes (recovery)	$-	$-
Deferred income taxes (recovery)	-	-
	$-	$-

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2012 and 2011 are as follows:
	August 31,	August 31,	September 1,
	2012	2011	2010
Non capital losses carried forward	$18,000	$-	$5,000
Deferred income tax assets	$18,000	$-	$5,000
Share issuance costs	(18,000)	-	(5,000)
Net deferred income tax assets (liabilities)	$-	$-	$

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

20. Taxes (continued)

The following temporary differences have not been reflected in the Company’s consolidated financial statements:
	August 31,	August 31,	September 1,
	2012	2011	2010
Non capital losses carried forward	$34,526,000	$29,141,000	$21,884,000
Tangible capital assets	271,000	260,000	252,000
Capital losses carried forward	127,000	127,000	127,000
Share issuance costs	-	78,000	-
	$34,924,000	$29,606,000	$22,263,000

At August 31, 2012, the Company has Tanzanian non-capital losses of $20,485,000, which may be carried forward and applied against Tanzania taxable income of future years.  The non-capital loss may be carried forward without limitation.

At August 31, 2012, the Company has non-capital losses of $14,111,000, which may be carried forward and applied against Canadian taxable income of future years.   The non-capital losses have expiry dates as follows:

2014	$914,000
2015	997,000
2026	1,711,000
2027	1,388,000
2028	1,333,000
2029	1,587,000
2030	1,427,000
2031	2,378,000
2032	2,376,000
$14,111,000

At August 31, 2012, $nil (2011 - $nil) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries as the Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

21. Segmented information

 Operating Segments

At August 31, 2012 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

●	that engages in business activities from which it may earn revenues and incur expenses;

●	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

21. Segmented information (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. As such, management has organized the Company’s reportable segments by geographic area. The Tanzanian segment is responsible for that country’s mineral exploration and production activities while the Canadian segment manages corporate head office activities. Information concerning TREC’s reportable segments is as follows:

	August 31,	August 31,
	2012	2011
Consolidated net loss
Canada	$(6,088,262)	$(4,162,588)
Tanzania	(2,809,581)	(6,969,783)
	$(8,897,843)	$(11,132,371)
Identifiable assets
Canada	$20,137,766	$39,500,639
Tanzania	43,118,764	28,131,741
	$63,256,530	$67,632,380
22. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 5), the Company is committed to rental payments of approximately $37,685 for premises in 2013.

23. Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

24. Subsequent event

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Management Discussion and Analysis August 31, 2012

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read on conjunction with the audited consolidated financial statements for the years ended August 31, 2012, and 2011.  The MD&A was prepared as of November 23, 2012.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2012

●
In early September 2011 the Company announced that Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited of South Africa, was awarded a contract to complete a Preliminary Economic Assessment (PEA) for the Buckreef Gold Project in Tanzania.

●	In October 2011 the Company signed the Definitive Joint Venture Agreement with State Mining Corporation (Stamico) for the development of the Buckreef Gold Project.

●
In November 2011 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for the Company that has been made or is contemplated.  The Rights Plan was approved by the shareholders at the annual General and Special Meeting held on March 1, 2012.

●
On December 15, 2011 the Company announced that the Government of Tanzania approved the application for the expansion of the area covered by the Special Mining Licence for the Company’s Buckreef Gold Project.

●
In December 21, 2011 the Company announced the Itetemia and Luhala properties previously optioned to Kibo Mining (formerly Sloane Developments Ltd.) were returned following termination of the Option Agreement.

●	In January 2012 the Company received NI 43-101 compliant resource reports for the Itetemia and Luhala Gold Projects.

●	In February 2012 the Company announced it had awarded a contract to complete a Preliminary Economic Assessment for a gravity recovery plant on its Kigosi Gold Project.

●	In March 2012 the Company announced Exploration Budget Expansion at Buckreef Main and Eastern Porphyry Targets.

●	In March 2012 the Company received US$1,000,000 from the exercise of 250,000 Compensation warrants.

●	On April 27, 2012 the Company announced it approved a $4.1 million budget for deep drilling program to test high grade gold potential at Buckreef Gold Project.

Management Discussion and Analysis August 31, 2012

●	On May 31, 2012 the Company announced it had received a Permit for Continued Operations on the Kigosi Licences from the Tanzanian Ministry of Natural Resources.

●	On August 24, 2012 the revised Preliminary Economic Assessment (“PEA”) for the Buckreef Gold Project was filed on SEDAR.

●	Throughout the period, the Company announced positive results from expanded drilling programs carried out on the Buckreef Project.

Overall Performance

For the year ended August 31, 2012 the Company had current assets of $20,483,824 compared to $32,922,378 on August 31, 2011.  The decrease is mainly due to net expenditures on exploration of $9,593,993 (2011 - $7,640,353) and cash used in operations of $4,713,619 (2011 - $3,739,845).  Deferred exploration costs were $41,562,996 as compared to $33,262,972 at August 31, 2011.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to a net loss of $11,132,371 in the comparable year ended August 31, 2011.  The decrease is primarily due to the decrease in the loss due to the write down in mineral properties and deferred exploration costs of $1,293,969 (2011 - $3,845,564) and a withholding tax recovery of $250,019 (2011 - $856,191 withholding tax expense).  Change in the valuation of the warrant liability of $2,321,921 (2011 - $315,159), partially offset the loss decrease.

The Company issued common shares during the year ended August 31, 2012 with a value of $950,213 on conversion of 233,318 shares under the convertible debt agreement (compared to issuing shares for gross proceeds of $13,831,976 through a private placement of 2,532,119 shares, $22,052,477 through the issuance of 5,263,158 through prospectus, and $995,128 on conversion of 247,173 shares under the convertible debt agreement during the year ended August 31, 2011) and proceeds of $1,000,000 on exercise of 250,000 warrants.   The Company also issued 35,000 shares valued at $115,834 for services and issued shares pursuant to the RSU plan of 182,866 valued at $1,024,793.  During the same period in 2011 136,408 shares valued at $681,339 were issued pursuant to RSU’s and 20,006 valued at $97,035 were issued for property.  In the current quarter, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as previously disclosed and as tabulated below.  The remaining capital is invested in interest bearing investments, which are readily available.

C$ (000)
Funds available August 31, 2011	32,428
Equipment purchases	(142)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(9,580)
General corporate expenses	(2,647)

Funds available August 31, 2012	$20,059

Management Discussion and Analysis August 31, 2012

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2012, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

●
There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

●	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

●
Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis August 31, 2012

Selected Financial Information

	As at and for the year ended August 31, 2012	As at and for the year ended August 31, 2011	As at and for the year ended August 31, 2010 (1)
Total Revenues	$0	$0	$0
Net loss for the period	$(8,897,843)	$(11,132,371)	$(3,427,655)
Basic loss per share	$(0.09)	$(0.12)	$(0.04)
Total assets	$63,256,530	$67,632,380	$32,295,717
Total long term financial liabilities	$10,187,286	$8,669,289	$1,841,226
Cash dividends declared per share	$0	$0	$0
(1)           Presented under Canadian Generally Accepted Accounting Principles (“GAAP”).  All other periods presented in the table above have been restated to reflect the adoption of International Financial Reporting Standards (“IFRS”) as of September 1, 2010.

Results of Operations
Net expenditures on mineral properties and deferred exploration costs for the year ended August 31, 2012 were $9,593,993 compared to $7,640,353 for the year ended August 31, 2011.  The increase is a result of increases in Buckreef project expenditure, but partially offset by decreased exploration expenditures at the Kigosi project.  Recoveries received during the year ended August 31, 2012 and August 31, 2011 from various option agreements were $50,114 and $285,198, respectively.

Net loss for the year ended August 31, 2012 was $8,897,843 compared to $11,132,371 for the comparable year ended August 31, 2011. For the three month period ended August 31, 2012 and August 31, 2011, the Company had net loss of $3,576,139 and a net loss of $7,401,871, respectively.

Salaries and benefits expense has decreased to $1,596,951 for the year ended August 31, 2012 from $1,601,832 for the year ended August 31, 2011. The expenses for the corresponding three month period ending August 31, 2012 and 2011 were $502,877 and $469,031 respectively.  The decrease in salaries expense is a result of the Company closely managing payroll and hiring costs and outsourcing certain functions.

Professional fees increased by $236,760 for the year ended August 31, 2012 to $869,077 from $632,317 for the year ended August 31, 2011.  For the three month period ended August31, 2012 professional fees were $464,054 and $217,400 respectively.  The increase in total year and final quarter is due to increased costs during 2012 surrounding legal, audit and tax advisor professional fees.

For year ended August 31, 2012, the foreign exchange income was $24,082 compared to an exchange loss of $518,794 for the same period ended August 31, 2011. This decreased loss of $542,876 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,622 at August 31, 2011 to 1,572 at August 31, 2012.

Share based payments for the year ended August 31, 2012 were $777,630 compared to $368,161 in the comparable period ended August 31, 2011.  Share based payments vary on the number of equity based compensation options issued and vesting.  See note 9 of the financial statements for details.Director fee RSU expense was $289,448 and $441,000, respectively.

Management Discussion and Analysis August 31, 2012

Shareholder information costs increased from $332,586 for the year ended August 31, 2011 to $581,526 for the year ended August 31, 2012. The increase of $248,940 was due to increased transfer agent and listing fees from the issue of shares for converted debt and exercise of warrants.  Corporate investor promotion activity completed during the year also increased as an investor public relations firm was hired during the period.  For the three month period ended August 31, 2012, shareholder information costs were $(21,143) compared to $99,019 for the three month period ended August 31, 2011.  The negative amount in fiscal 2012 was due to account reclassifications in the period.

For the year ended August 31, 2012, travel and accommodation expense decreased by $30,211 from $199,631 in 2011 to $169,420. For the three months ended August31, 2012, travel and accommodation expense decreased by $26,429 from $61,778 in 2011 to $35,349. Travel and accommodation expense decreased due to timing and increased control of travel requirements.

The interest accretion expense for the year ended August 31, 2012 was $102,785, compared to $181,076 for the year ended August 31, 2011. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares.

For the year ended August 31, 2012, depreciation expense was $379,603 compared to $463,169 for the same period ended August 31, 2011. The decrease of $83,566 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the year ended August 31, 2012 was $142,283 as compared to $817,429 in the year ended August 31, 2011.

During the year ended August 31, 2012, the Company abandoned and wrote-off expenses in various project areas in the amount of $1,293,969 (2011 - $3,845,564), as the Company evaluated its mineral properties and deemed certain properties to warrant no further exploration.

Consulting fees for the year ended August 31, 2012 were $266,011 compared to $287,885 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.   Consulting fees for the three months ended August 31, 2012 were $87,943 compared to $76,925 in the comparable period ended August 31, 2011.  Consulting expenses remained consistent between the comparable periods.  The decrease in total consulting expense is a result of the Company closely managing consulting costs in the current uncertain economic environment.

Directors’ fees for the year ended August 31, 2012 were $365,049 compared to $461,484 in the comparable period ended August 31, 2011.  The decrease in director fees expense is a result of a decrease in number and valuation of RSU’s issued to board members.
Office and general expenses for the year ended August 31, 2012 were $437,380 compared to $443,774 in the comparable period ended August 31, 2011.  The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp.  For the three month period ended August 31, 2012, office and general expenses were $151,581 compared to $120,004 in the comparable period ended August 31, 2011.  The increase for the quarter is due timing differences as total expenses are in line with prior period.

Management Discussion and Analysis August 31, 2012

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)
	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(3,576)	$385	$(8,516)	$2,809	$(7,402)	$(1,493)	$(1,081)	$(1,156)
Basic and diluted income (loss) per share	$(0.04)	$0.00	$(0.09)	$0.03	$(0.07)	$(0.02)	$(0.01)	$(0.01)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of August 31, 2012, the Company’s working capital position was $18,165,431, as compared to $30,451,179 as of August 31, 2011.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2013 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interests are as follows:

	Option Payments due by Period (US$)
	Total	Less than 1 year	2 - 3 years	4 - 5 years	Over 5 years
Option agreement obligations	19,000	19,000	nil	nil	nil

Convertible Debt

On September 23, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.  233,318 common shares were issued on September 23, 2011.

Management Discussion and Analysis August 31, 2012

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2012	2011
Legal services	(i)	$553,949	$797,863
Director compensation	(ii)	$365,049	$461,484
Chairman and COO	(iii)	USD$ 8,800	USD$ 9,600
Technical Committee	(iv)	$130,160	$156,119

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2012, the legal expense charged by the firm was $553,949 (2011 - $797,146), of which $140,245 remains payable at year end (2011 - $419,032).

(ii) During the year ended August 31, 2012, $365,049 (2011 - $461,484) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the year ended August 31, 2012, USD$8,800 (2011 - USD$9,600) was paid to a company associated with the Company’s Chairman and COO for office rental.

(iv) During the year ended August 31, 2012, $130,160 (2011 - $156,119) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

Management Discussion and Analysis August 31, 2012

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Year ended August 31,		2012		2011
	Salaries and benefits (1)	Share based payments (3)	Salaries and benefits (1)	Share based payments (3)
Management	$377,230	$617,449	$217,394	$114,554
Directors	75,601	289,448	20,701	440,783
Total	$452,831	$906,897	$238,095	$555,337

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2) Compensation shares may carry restrictive legends prohibiting selling within certain time frames up to a year.
(3) All RSU share based compensation is based on the accounting expense recorded in the period.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the Loan Agreement) with Joseph Kahama (Kahama), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of USD$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the Loan).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At August 31, 2012, the Company has a receivable of $22,977 (2011 - $7,214) from an organization associated with the Company’s President and CEO.

Management Discussion and Analysis August 31, 2012

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

On April 26, 2011, the Corporation’s Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the Plan.  As the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objective of the Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan was presented to and approved by the shareholders at the Corporation’s Annual General and Special Meeting held on March 1, 2012.

Of the 700,000 shares authorized for issuance under the Plan, 632,053 shares have been issued as of August 31, 2012.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Management Discussion and Analysis August 31, 2012

Assessment of Recoverability of Deferred Income Tax Assets
TREC follows the liability method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 9 of the August 31, 2012, audited consolidated financial statements for a full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

Management Discussion and Analysis August 31, 2012

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write-downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources, that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets
TREC reviews mineral properties and deferred costs for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2012 the Company wrote off $1,293,969 of costs on abandoned mineral properties (2011 – $3,845,564).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Management Discussion and Analysis August 31, 2012

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of August 31, 2012 no liability for restoration exists.

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  The warrant liability is recorded at fair value based on observable market inputs.  Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Management Discussion and Analysis August 31, 2012

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2012, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $200,000 (2011 - $324,000)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2012, the Company had current assets of $20,483,824 (August 31, 2011 - $32,922,378) and current liabilities of $2,318,393 (August 31, 2011 - $2,471,199).  All of the Company’s financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $18,165,431 (August 31, 2011 - $30,451,179).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the company are held in Canadian currencies, the change in the Canadian against United states dollar risk is not deemed material at August 31, 2012.

Disclosure of Outstanding Share Data
As at the date of this MD&A, there were 100,681,274 common shares outstanding.  There were RSUs, convertible debt and warrants outstanding to purchase an aggregate 6,330,136 common shares.

Management Discussion and Analysis August 31, 2012

Subsequent Event

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company’s financial position or profitability.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition the Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration summary

Kigosi Project

On May 31st, 2012 the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities. The Company is currently evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

A quartz rubble area of mineralization has been identified which is of particular interest due to its tabular extent and unconsolidated nature. A 43-101 Technical Report dated Sept 1, 2011 has defined a surface area of 3.36km2 and an average thickness of 1.15m which contains an  Indicated Mineral Resource of 3.89 million tons at an in-situ grade of 0.83g/t Au and an Inferred Mineral Resource of 6.30 million tons at a grade of 0.34g/t Au.

Itetemia Project

The Company is reviewing various alternatives for advancing its Itetemia project. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. A 43-101 Technical Report dated January 31, 2012 shows that preliminary economic studies indicate the potential feasibility of a small opencast operation, at the current high gold prices. At lower gold prices, studies show the possibility of toll treating the GHR material at the neighbouring Bulyanhulu Mine.

Management Discussion and Analysis August 31, 2012

The 43-101 Technical Report also includes a Resource Summary for the Golden Horseshoe Reef (GHR). Based on a 1.0g/t Au cut-off grade, Itetemia has an Indicated Mineral Resource of 2,80  million tons  grading 2.96g/t Au containing 266,000 ounces of gold.

Buckreef Project

The Preliminary Economic Assessment (PEA) on the Buckreef Project that is contained in the August 23, 2012 43-101 Technical Report was commissioned by the Company for the purpose of defining and quantifying the preliminary technical and economic merits of the Project. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart. For the purposes of the PEA, the two geographically separated areas have been termed the Buckreef Mining Area (“BRMA”) and the Buziba Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarised below:-

●	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

●	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

At the time that the PEA was done the Company did not have sufficient information to warrant inclusion of the Eastern Porphyry prospect in the BRMA.

The Company has completed an aggressive resource definition drilling program in five areas of the BRMA (Buckreef Main zone, Buckreef Footwall zone, Eastern Porphyry prospect, Bingwa prospect and Tembo prospect). A total of 165 holes for 32,569.28m were drilled during this period, which include 51 RC holes (3073m); 6 PQ Diamond holes (330.30m) for metallurgical test work for Bingwa and Tembo prospects;  and 108 NQ Diamond holes (29,165.98m).

Buckreef Footwall zone:

The Footwall zone is located 100m west in the footwall of the Buckreef Main zone of the historic Buckreef mine. A total of 30 Reverse Circulation holes for 1873m were completed to investigate the lateral and deep extension of the target.

The drilling returned interesting assay results which include 3m averaging 1.29g/t gold; 6m averaging 2.67g/t gold; 5m averaging 2.62g/t gold; 6m averaging 4.87g/t gold and 6m averaging 1.63g/t gold, including 2m at 3.75g/t gold.

Eastern Porphyry prospect:

The Eastern Porphyry prospect is located 800m east of the Main Zone. The area is dominated by sequences of mafic rocks which include basaltic rock units alternating with dolerite and a series of narrow felsic porphyry units with pronounced shearing and pyrite-quartz-carbonate alteration of the mafic packages at the contacts with the felsic porphyry units. Mineralization is localized within the sheared, quartz-carbonate-pyrite altered zones in both mafic and felsic units.

At the Eastern Porphyry prospect, a total of 7 Diamond holes for 1,211.42m were completed to investigate and determine whether there is any potential to define the resource. The diamond core drilling program on the Eastern Porphyry prospect returned some  significant intercepts.  Among them are 4.8m averaging 4.63g/t gold (including 2m @ 10.93g/t gold) and 2m averaging 7.47g/t gold (including 1m @14.6g/t gold); 10.5m averaging 2.27g/t gold (including 1.1m @ 8.89g/t gold and 1.5m @ 5.32g/t gold).

Management Discussion and Analysis August 31, 2012

Buckreef Main zone:

A total of 101 holes for 27,954.56m have been completed on the Buckreef Main zone and Buckreef Northeast extension. Drilling consists of: 3 diamond wedge holes (1,057.75m) and 98 Diamond holes (26,896.81m). Approximately half of this drilling has been carried out on the Buckreef Main zone and half of it on the Buckreef Northeast zone. This drilling was intended to explore the potential to define and upgrade the current inferred resource to the Indicated and Measured category at vertical depth of 150m and 200m, while testing the down dip continuity of the shear zone-hosted gold mineralization associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence below 300m.

Surveys of inclination and azimuth were completed at nominal 30m intervals for all DD. The survey tool was usually a single shot Reflex camera and was operated by the drill contractor as part of normal drilling.

For diamond drilling, core recovery is generally very good. All DD holes commenced with an HQ size to the base of sap rock, followed by NQ size diameter which in turn is reduced to NQ2 size when fresh rock is reached or difficulties are encountered.  TRE standard procedure is to mark a Top-of-Hole Reference (TOH) line which may be solid, dashed or dotted depending on the confidence attached to the core fitting.

The deeper drilling confirmed the down-dip continuity of the various near-surface mineralized zones, and some deeper holes seemed to indicate a thickening of mineralization with depth and occasional very high grade intercepts. One diamond drill hole returned 16m grading 2.23 g/t gold including a high grade section of 2.0 metres averaging 7.03 g/t, with a second hole yielding 35.35m grading 2.75 g/t gold including 6.35m averaging 5.75 g/t and 4.7m at 4.33 g/t. Another diamond drill hole targeted the down dip potential in the Main zone, returning 30m grading 2.66 g/t gold including 2.0m @ 6.5g/t, along with 5.0m grading 4.06g/t. The deepest segment of this hole returned 2.0m @ 1.77g/t from 197m in sheared, altered dolerite intercalated with felsic porphyry and milky white late quartz veins; 7.0m grading 3.47g/t gold; 4.0m grading 3.2 g/t gold; 3.0m is averaging 4.06 g/t; 3.0m at 3.16g/t gold; 13m averaging 2.86g/t gold; and 3.3m at 2.53 g/t gold.

Management Discussion and Analysis August 31, 2012

Tembo Prospect:

A total of 23 holes for 1355.60m have been completed on the Tembo prospect. Drilling consists of 3 PQ Diamond holes (157.60m) and 20 RC holes (1198m). The PQ holes were intended for metallurgical testwork and the collected sample were analysed by MINTEK laboratory in South Africa.

Positive drill results were reported at Tembo including: 3.0m grading 14.75 g/t gold; 6.0m averaging 3.38 g/t gold; 3.0m averaging 2.62 g/t gold; and 2.0m at 1.92 g/t gold. Similar to Buckreef Main, Tembo mineralization is structurally controlled and is hosted in a sub-vertical shear zone emplaced along a mafic basaltic sequence. The mineralization is confined along an East-West trending shear structure and a newly discovered northeast trending splay.

Contribution Of The Recent Drill Campaign At The Buckreef Project:

According to the August 23, 2012 43-101 Report, prior to the recent drilling campaign the BRMA, excluding the Eastern Porphyry prospect, had a resource base made up of the following components: (a) the Buckreef prospect with 8.882 million tons of Measured and Indicated Mineral Resource at a grade of 1.97 g/t Au that contained approximately 563,000 ounces of gold and an Inferred Mineral Resource at 1.89 g/t Au that contained approximately 435,000 ounces of gold ; (b)   the Tembo prospect with 0.725 million tons of Inferred Mineral Resource at a grade of 2.18 g/t Au that contained approximately 51,000 ounces of gold; and (c) the Bingwa prospect with 1.120 million tons of Inferred Mineral Resource at a grade of 2.4 g/t Au that contained approximately 86,000 ounces of gold. The Report did not contain any estimate of a potential resource for the Eastern Porphyry prospect; however, sufficient drilling has now been done to warrant including the Eastern Porphyry prospect into the Buckreef project. The Company has initiated a comprehensive evaluation of the contribution of the recent drill campaign to the resource base of the BRMA.

In October 2012 the Company announced it had retained Venmyn Rand Limited to prepare NI 43-101 compliant Mineral Resource block models and updated mineral resource statements for the Buckreef Project.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Management Discussion and Analysis August 31, 2012

Status of TREC’s Transition to International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP
In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011.

The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company hired an IFRS conversion project manager. The accounting staff attended several training courses on the adoption and implementation of IFRS. Through in‐depth training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained the necessary understanding of IFRS.

In conjunction with the adoption of IFRS the Company has implemented a new accounting system, which will satisfy all the information needs of the Company under IFRS. The Company has also reviewed its current internal and disclosure control processes and they did not need significant modification as a result of our conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not change the actual cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, we have provided the reconciliations between Canadian GAAP and IFRS for the total assets, total liabilities, shareholders equity, cash flows and net loss in Note 3 to the interim consolidated financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statements of financial position and comprehensive income have resulted in reclassifications of various amounts on the statements of cash flows that has been presented.

Management Discussion and Analysis August 31, 2012

In preparing the reconciliations, the Company applied the principles and elections of IFRS 1, with a transition date of September 1, 2010.  As the Company has adopted IFRS effective September 1, 2010, it has applied the provisions of IFRS 1 as described under the section entitled “Initial Adoption – IFRS 1”, with a September 1, 2010 transition date. The Company has also applied IFRS standards in effect at August 31, 2012 as required by IFRS 1.

Initial Adoption of International Accounting Standards

IFRS 1 ‘‘First Time Adoption of International Accounting Standards’’ sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional date of the statement of financial position with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.

The optional exemptions elected and applied by the Company are as follows;
●
On the Transition Date, the Company has elected not to retrospectively apply IFRS 2, Share-based Payments (“IFRS 2”) to all share-based transactions at the date of transition. IFRS 2 will only be applied to equity instruments issued on or after, and that have not vested by, the Transition Date.

●
Business combinations that occurred prior to the transition date have not been restated. There have been no business combinations that occurred during the year ended August 31, 2011 that required re-statement in compliance with IFRS.

●
IAS 23 ‘‘Borrowing Costs’’ has been applied prospectively from the transition date. The impact of the restatement of borrowing costs is described in the reconciliations between Canadian GAAP and IFRS in note 3 of the financial statements.

The Company has changed certain accounting policies to be consistent with IFRS at August 31, 2012, the Company’s first annual IFRS reporting date.  As a result of the adoption of IFRS, the Company recorded certain adjustments to its comparative financial statements which are detailed in note 3 to the August 31, 2012 financial statements.  The most significant adjustment was to reclassify from equity to liabilities the Company’s foreign currency denominated warrants and record the liability on a fair value basis.

Comparative Information
The Company has restated all periods from September 1, 2010 onwards in accordance with IFRS.

Management Discussion and Analysis August 31, 2012

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2012 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2012 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Management Discussion and Analysis August 31, 2012

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This is an unofficial consolidation of Form 52-109F1 Certification of Annual Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F1
Certification of Annual Filings
Full Certificate

I, James E. Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation, certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: N/A

5.3           Limitation on scope of design:  N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.
Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2012 and ended on August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 23, 2012

”James E. Sinclair”
James E. Sinclair
President and Chief Executive Officer

This is an unofficial consolidation of Form 52-109F1 Certification of Annual Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F1
Certification of Annual Filings
Full Certificate

I,  Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation, certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: N/A

5.3           Limitation on scope of design:  N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.
Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2012 and ended on August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 23, 2012

 “Steven Van Tongeren”
Steven Van Tongeren
Chief Financial Officer